

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2009

VIA US MAIL AND FAX (866) 534-2847
Mr. Eddie Vakser
Chief Executive Officer and Chief Financial Officer
Artfest International Inc.
13342 Midway Road, Suite 250
Dallas, TX 75244

   Re: Artfest International Inc.
     Form 10-KSB for the Fiscal Year Ended December 31, 2008
     Filed April 15, 2009
     Form 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2009
     File No. 0-49676

Dear Mr. Vakser:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2008

Independent Registered Public Accounting Firm's Report, page 37

1. Please ask your auditor to revise his report and opine on your financial statements as of December 31, 2008 and 2007. In this regard, we note that he merely referred to the "financial information from 2007" which "for comparison purposes … was based on (his) audit and filings."

Changes in Stockholders' Equity, page 41

2. Please revise to include a rollforward of the number of shares of common stock for each of the periods presented.

Note 1 – History and organization of the Company, page 42

3. We note that in connection with your acquisition of The Art Channel Inc., you issued 28,000,000 shares of your stock to former Art Channel shareholders and additionally, 1,500,000 shares to the Company's Director. Tell us how you accounted for these transactions and how you allocated the purchase price.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Part 1- Item 4T

4. Please amend your filing to add the required disclosures pursuant to Items 307 and 308T(b) of Regulation S-K.

Exhibit 31.1

5. Please revise to also refer to "internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introductory language of paragraph 4 pursuant to Item 601(b)(31) of Regulation S-K.

6. Please revise to include the title of Chief Financial Officer underneath the signature. Please revise Exhibit 32 for the same reason. In this regard, we note that the CEO is also performing the function of the CFO.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Balance Sheets, page F-1
Intangible Assets, page F-5

7. Please disclose the components of the following balance sheet items and your basis for accounting:
   - Accounts Receivable. Please also tell us why it is included in current assets, considering the balance has been outstanding since 2007.
   - Inventory. Please also tell us if some portion of the inventory has been recorded in cost of revenue in connection with revenues recognized during the first quarter of 2009. If not, tell us your basis for assessing its recoverability.
   - Other Assets. It is unclear from your disclosure whether you have ever conducted an annual impairment test of intangible assets, including goodwill, which are included herein and what the results were. Additionally, please note that it is inappropriate to amortize goodwill.

- Deferred Revenue. Please tell us when you expect to recognize the deferred revenue in revenues.
- Notes Payable and Loans Payable. The zero balances reported in the balance sheet do not appear to be consistent with the carrying amounts reported in Note 8. Tell us how the amounts were reduced to zero or whether they were just reclassified to accounts payable and accrued liabilities.

Statement of Operations, page F-2
2. Management's Discussion and Analysis and Plan of Operation, page 4

8. Please amend your Form 10-Q to include statements of operations for the six months ended June 30, 2009 and 2008 in addition to the statement of operations for the three months ended June 30, 2009 and 2008. Additionally, please expand your MD&A to address your revenue sources and reasons for revenue fluctuations (increases/decreases) during the quarterly periods and six months ended June 30, 2009 and 2008. Citing your basis in the accounting literature, include a note to disclose in greater detail your basis for recognizing revenues, stating how you determine when revenues have been earned and when related costs of sales are incurred. In this regard, we note your limited disclosure on page 43 of your Form 10-KSB.

Exhibit 31.1

9. Please revise to also refer to "internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introductory language of paragraph 4 pursuant to Item 601(b)(31) of Regulation S-K.

10. Please revise to include the title of Chief Financial Officer underneath the signature. Please revise Exhibit 32 for the same reason. In this regard, we note that the CEO is also performing the function of the CFO.

Form 8-K filed October 30, 2009

Item 1.01 Entry into a Material Definitive Agreement

11. Please amend your Form 8-K to provide audited financial statements and pro forma financial information for Luxor International or tell us why you believe you are not required to provide such information. Refer to Rules 8-04 and 8-05 of Regulation S-X. Also:

- Please disclose your allocation of the purchase price.
- We note from your Item 1.01 discussion that you are required to issue 4 million shares of stock valued at $1 per share. However, we note that the agreement actually requires you to issue "$4,000,000 worth of common shares" of your common stock that is trading well below $1 per share resulting in a substantially

higher amount of shares to be issued than the 4 million. Please revise this apparent discrepancy.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director